

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

November 23, 2010

By U.S. Mail and facsimile to 011-(972)-4-626-0483

Ms. Gabby Klausner, Chief Financial Officer
ACRO Inc.
18 Halivne Street
Timrat, Israel   23840

> **Re: ACRO Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-50482**

Dear Ms. Klausner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your current auditors made reference to, and placed reliance on, the work of the predecessor auditors that audited a portion of the cumulative data. Please file an amendment that includes the predecessor auditors' report. Refer to Rule 2-05, and Note 2a. to Rule 8-01, of Regulation S-X.

2. We note that the opinion paragraph does not cover fiscal year 2008. Please file an amendment that includes a revised auditors' report that opines on all audited financial statements presented. Refer to Rule 2-05, and Note 2a. to Rule 8-01, of Regulation S-X. The amendment must contain the complete text of the item being amended. Because the auditors' report and the financial statements are filed under one item in the Form 10-K, a change in the auditors' report requires the resubmission of the entire item, including the financial statements.

Note 7 – Stock transactions, page F-11

3. Please refer to your disclosure relating to the interest free convertible loans received from Bio Tech Knowledge LLC during fiscal year 2009 and subsequent interim period. Please explain to us how you considered ASC 470-20-25, 470-20-30-3 through -8 and 470-20-25-10 through -12, in determining the accounting for the embedded conversion feature.

Item 8A(T). Controls and Procedures, page 14

4. We note your disclosure in the second paragraph on page 15 that "This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section." Please explain to us your basis for this disclosure under the Securities Exchange Act of 1934.

Exhibit 31.1 and 31.2 Section 302 Certifications

5. Please amend your Form 10-K to file certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically, we noted that the language "(the registrant's fourth fiscal quarter in the case of an annual report)" is omitted in paragraph 4(d) of your certifications. Also, the title of Gabby Klausner as Chief Executive Officer at the end of her certification appears to be incorrect.

Form 10-Q for the quarterly period ended March 31, 2010, June 30, 2010 and September 30, 2010

Note 7 – Convertible Promissory Note, page 9

6. We note your disclosure in note 7 of your Form 10-K and page 12 of your Form 10-Qs that the $93,274 note was converted in full as of March 15, 2010. These disclosures appear to be inconsistent with the equity section of your balance sheet and note 7 of your Form 10-Qs. Please clarify to us this apparent conflict, and revise in future filings as appropriate.

Item 4T. Controls and Procedures, page 17

7. Please refer to your Form 10-Q for the quarterly period ended June 30, 2010. We note that your disclosure relating to changes in your internal controls over financial reporting identifies the wrong period (i.e., quarter ended March 31, 2010 instead of June 30, 2010). Please file an amendment to include corrected disclosure.

Exhibit 32.1 and 32.2 – Section 906 Certification

8. Please refer to your Form 10-Qs for the quarterly period ended June 30, 2010 and September 30, 2010. We noted that your certification identifies the wrong periodic report (i.e., period ending March 31, 2010 instead of June 30, 2010 and September 30, 2010, respectively). Please file an amendment to these Form 10-Qs that include the entire periodic reports and new, corrected certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief